20549 - 0408

									June 13, 2005

Robert Sarver
Chief Executive Officer
Western Alliance Bancorporation
2700 West Sahara Avenue
Las Vegas, Nevada  89102

Re :  Western Alliance Bancorporation
        Form S-1, amendment number 1, filed June 7, 2005
        File numbers 333-124406

Dear Mr. Sarver:

      We have the following comments on the above referenced amendment. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Use of Proceeds - page 5
1. We note your statement that the offering proceeds will "support" further growth. Please clarify that as a result of the offering the company will be permitted to expand its deposit and investment base.
Note also on page 18.






If we lost a significant portion of our low-cost deposits... -
page
11
2. Please disclose the extent to which you consider your non-interest bearing deposits to be core deposits, or otherwise indicate the extent to which you feel these deposits are vulnerable to flight in an increasing rate environment.

Changes in interest rates... - page 13
3. This risk applies to virtually any bank. Please specifically identify any particular risk that the company or bank face in this regard or indicate that there is no such particular risk.

Deposit Products ... - page 71
4. Given the apparent materiality of your two principal deposit sources, that is, title company and business deposits, please discuss each of these.  Consider including the nature of each type, how you
compete for these deposits, including any special advantage that you
have, and the risk of flight of these deposits in an increasing rate
environment.  We note the new, related risk factor at the top of page
11.
	                                                * * * * *

      As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please also furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that given the significance of our comments we may have additional comments after reviewing your amendment and responses to our comments.

      Direct any questions on accounting matters to Michael Volley, at 202-551-3437, or to Donald Walker, Senior Assistant Chief Accountant, at 202-551-3490. Direct any other questions on these comments to David Lyon at 202-551-3421 or to me at 202-551-3418.

								Sincerely,



								William C-L Friar
								Senior Financial Analyst

By fax: Stuart Stein
	 fax number, 202-637-5910
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Mr. Robert Sarver
Western Alliance Bancorporation
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